

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Mr. John Roblin
Chief Executive Officer
Cover-All Technologies Inc.
55 Lane Road
Fairfield, New Jersey 07004

> **Re: Cover-All Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 000-13124**

Dear Mr. Roblin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief